2303 West 41st Ave., Vancouver, BC Canada V6M 2A3 Toll Free: 1-800-667-1870 www.elninoventures.com
FOR IMMEDIATE RELEASE

El Niño Ventures and CanAm Uranium to Commence $500,000 Work Program on Prolific Bancroft Uranium Property

 March 19, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF;

 Frankfurt: E7Q) and CanAm Uranium Corp. (OTCBB: CAUI.OB) (formerly Boulder Creek Exploration Inc.) are pleased to announce that the first phase of a $500,000 work program will be commencing on the Bancroft Uranium Project. This work program will consist of 1650 meters of drilling on a property that was once home to four past producing mines, producing a total of 14,862,653 lbs. U3O8 between 1956 -- 1982. Subject to results, a follow up drill program is planned.

This work program is the result of an agreement signed with CanAm Uranium formerly, Boulder Creek Exploration Inc. in November 2006. Under the terms of this agreement, El Nino will receive 275,000 shares of CanAm Uranium Corp., and cash payments totaling CDN $125,000. CanAm Uranium Corp. can earn in a 60 percent interest by committing CDN $ 1,000,000 over the next two years, and could earn up to 80 percent of the project by issuing a further 300,000 shares and spending an additional CDN $1,500,000.

About CanAm Uranium Corp.

CanAm Uranium Corp, is a Nevada incorporated junior resource company with a corporate objective focused on the strategic acquisition and development of exploration properties in well-known prolific mining areas, especially known for Uranium, of Canada, Southern Africa, Australia and the United States.

About El Niño Ventures Inc.

El Niño is an exploration stage company whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. El Niño Ventures has entered into an Option / Joint Venture Agreement with Xstrata Zinc Canada to explore the world class Bathurst Zinc / Base Metals Mining Camp in Bathurst, New Brunswick, Canada.

On Behalf of the Board Of Directors, Jean-Luc Roy President and COO	Further information: Toll Free 1.800.667.1870 or 604.685.1870 Email: info@elninoventures.com Fax 604.685.8045, or visit www.elninoventures.com 2303 West 41st Avenue, Vancouver, BC Canada V6M 2A3

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release         CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.